Exhibit 99.1
Tufin Announces Strong First Quarter 2019 Results

Boston, MA and Tel Aviv, Israel - June 13, 2019 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the first quarter ended March 31, 2019.

“We are pleased to deliver our first financial results as a public company for the first quarter of 2019,” said Ruvi Kitov, Tufin CEO.  “We closed a strong quarter, especially with large enterprises, in which we saw continued validation and demand for network security policy automation. Our solid execution combined with our differentiated solutions continue to drive our success across all geographies and verticals. Increased network complexity and digital transformation are both acting as catalysts for Tufin in our large, under-penetrated market.”

First Quarter 2019 Financial Highlights

•	Revenue:
o	Total revenue was $22.5 million, up 25.4% compared with the first quarter of 2018.
o	Product revenue was $10.6 million, up 26.1% compared with the first quarter of 2018.
o	Maintenance and professional services revenue was $11.9 million, up 24.8% compared with the first quarter of 2018.

•	Gross Profit:
o
GAAP gross profit was $18.4 million, or 82.0% of total revenue, compared to $14.7 million in the first quarter of 2018, or 81.9% of total revenue. Non-GAAP gross profit was $18.7 million, or 83.1% of total revenue, compared to $14.8 million in the first quarter of 2018, or 82.6% of total revenue.

•	Operating Income (Loss):
o
GAAP operating loss was $4.3 million, compared to a loss of $0.2 million in the first quarter of 2018.  Non-GAAP operating loss was $3.2 million, compared to operating income of $0.2 million in the first quarter of 2018.

•	Net Income (Loss):
o
GAAP net loss was $4.5 million, or a loss of $0.54 per share, compared to a GAAP net loss of $0.7 million, or $0.09 per share, in the first quarter of 2018, based on 8.3 million and 8.0 million weighted average ordinary shares outstanding, respectively.  Non-GAAP net loss was $3.4 million, or a loss of $0.41 per share, compared to a loss of $0.3 million, or $0.04 per share, in the first quarter of 2018.

•	Cash Flow:
o	Net cash provided by operating activities was $11.9 million, compared to net cash provided by operating activities of $15.8 million in the first quarter of 2018.
o	As of March 31, 2019, Tufin had $28.6 million in cash, cash equivalents and restricted cash. This compares with $17.6 million in cash, cash equivalents and restricted cash as of December 31, 2018.
o	Tufin raised net proceeds of approximately $112 million in its recent IPO which closed on April 15, 2019 and, accordingly, are not reflected in the foregoing amounts.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months ended March 31, 2019 and 2018. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
•
With our recent release of Tufin Orchestration Suite R19-1, we extended our leadership in network security policy automation enabling our customers to embrace digital transformation while maintaining a strong security posture

•	We expanded the TAP program to include five new partners: Demisto (now part of Palo Alto Networks), Efficient IP, Fortress, Infoblox and Splunk Phantom
•	We announced the appointments of Michael Bosnar as VP of Asia-Pacific Sales and Greg McDermott as AVP of Federal Sales, as we strengthen our presence in key new markets and verticals
•
As part of our transformation to being a public company, we recently added several new members to our Board of Directors: Peter Campbell and Dafna Gruber, who bring vast experience in public company financial reporting, and Tom Schodorf and Brian Gumbel, who bring vast experience in go-to-market growth and execution

Second Quarter and Full Year 2019 Outlook

Based on information available as of June 13, 2019, Tufin is issuing guidance as indicated below:

Second Quarter 2019:
-	Total revenue between $23 million and $25 million
-	Non-GAAP operating loss between $4.9 million and $6.4 million

Full Year 2019:
-	Total revenue between $105 million and $110 million
-	Non-GAAP operating loss between $10.7 million and $12.7 million

Conference Call Information

To participate in Tufin’s first quarter earnings conference call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 5777476. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. An archive of the webcast will be available on the investor relations section of the company website two hours after the live call ends.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allows for more meaningful comparisons between our operating results from period to period. This non-GAAP financial measure is an important tool for financial and operational decision-making and for evaluating our operating results over different periods.

Other companies, including companies in our industry, may calculate non-GAAP operating profit (loss) differently or not at all, which reduces the usefulness of non-GAAP operating profit (loss) as a comparative measure. You should consider non-GAAP operating profit (loss) along with other financial performance measures, including operating profit, and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating profit (loss) as operating profit excluding share-based compensation expense.
•	We define non-GAAP net income as net income excluding share-based compensation expense.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the final prospectus for the Company’s initial public offering filed with the Securities and Exchange Commission on April 11, 2019. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, U.S. dollars in thousands)

	December 31,	March 31,
	2018	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	15,248	26,177
Restricted bank deposits	561	577
Accounts receivable (net of allowance for doubtful accounts of $97 and $124 at December 31, 2018 and March 31, 2019, respectively)	14,716	11,980
Prepaid expenses and other current assets	5,440	6,042
Total current assets	35,965	44,776
NON CURRENT ASSETS:
Long-term restricted bank deposits	1,789	1,884
Property and equipment, net	2,563	3,252
Deferred costs	5,025	5,245
Deferred tax assets	689	1,013
Deferred offering costs	730	1,499
Operating lease right of use assets	-	13,836
Other non-current assets	372	439
Total non-current assets	11,168	27,168
Total assets	47,133	71,944

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 (Unaudited, U.S. dollars in thousands)

	December 31,	March 31,
	2018	2019
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Current maturities of long-term loan	222	56
Trade payables	3,096	6,040
Employee and payroll accrued expenses	9,976	10,198
Other accounts payables	4,890	2,284
Operating lease liabilities short term	-	1,143
Deferred revenues	18,172	25,007
Total current liabilities	36,356	44,728
NON-CURRENT LIABILITIES:
Long-term deferred revenues	13,292	18,777
Operating lease liabilities long term	-	14,230
Other non-current liabilities	732	762
Total non-current liabilities	14,024	33,769
Total liabilities	50,380	78,497
COMMITMENTS AND CONTINGENCIES (Note 9)
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Series A preferred shares of NIS 0.015 par value: 10,000,000 preferred shares authorized at December 31, 2018 and March 31, 2019; 7,592,803 preferred shares issued and outstanding at December 31, 2018 and March 31, 2019;	5,073	5,073
Series B preferred shares of NIS 0.015 par value: 3,333,333 preferred shares authorized at December 31, 2018 and March 31, 2019; 2,668,333 preferred shares issued and outstanding at December 31, 2018 and March 31, 2019;	4,310	4,310
Series C preferred shares of NIS 0.015 par value: 4,666,667 preferred shares authorized at December 31, 2018 and March 31, 2019; 4,621,592 preferred shares issued and outstanding at December 31, 2018 and March 31, 2019;	12,416	12,416
Series D preferred shares of NIS 0.015 par value: 1,534,021 preferred shares authorized at December 31, 2018 and March 31, 2019; 1,534,021 preferred shares issued and outstanding at December 31, 2018 and March 31, 2019	4,900	4,900
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	26,699	26,699
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.015 par value; 52,666,712 shares authorized at December 31, 2018 and March 31, 2019; 8,265,988 and 8,301,280 shares issued and outstanding at December 31, 2018 and March 31, 2019;	30	30
Comprehensive income	10,337	11,479
Accumulated deficit	(40,313)	(44,761)
TOTAL SHAREHOLDERS’ DEFICIT	(29,946)	(33,252)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT	47,133	71,944

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (Unaudited, U.S. dollars in thousands, except per share amounts)
	Three Months Ended
	March 31,	March 31,
	2018	2019
Revenues:
Product	8,422	10,623
Maintenance and professional services	9,478	11,831
Total revenues	17,900	22,454
Cost of revenues:
Product	657	529
Maintenance and professional services	2,575	3,509
Total cost of revenues	3,232	4,038
Gross profit	14,668	18,416
Operating expenses:
Research and development	4,670	6,503
Sales and marketing	9,147	13,600
General and administrative	1,097	2,588
Total operating expenses	14,914	22,691
Operating loss	(246)	(4,275)
Financial income (loss), net	(112)	40
Loss before taxes on income	(358)	(4,235)
Taxes on income	(368)	(213)
Net loss	(726)	(4,448)
Basic and diluted net loss per ordinary share	(0.09)	(0.54)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	7,997,832	8,281,662

Share-based Compensation Expense:
	Three Months Ended
	March 31,	March 31,
	2018	2019
Cost of Revenues	111	235
Research and Development	91	138
Sales and marketing	167	489
General and administrative	53	230
Total share-based compensation expense	422	1,092

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited, U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(726)	(4,448)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	132	367
Bad debt expense	-	28
Compensation related to options granted to employees	422	1,092
Other	(26)	(201)
Change in operating assets and liability items:
Accounts receivable	7,693	2,708
Prepaid expenses and other current assets	(1,060)	(639)
Deferred costs	(67)	(184)
Deferred taxes and other non-current assets	(33)	(381)
Trade payables	1,120	2,729
Employee and payroll accrued expenses	(1,431)	222
Other accounts payable and non-current liabilities	(525)	(2,546)
Operating lease	-	838
Deferred revenues	10,344	12,320
Net cash provided by operating activities	15,843	11,905
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(157)	(844)
Amounts withdrawn from severance fund	3	(10)
Net cash used in investing activities	(154)	(854)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	81	50
Deferred offering costs	-	(103)
Payment of long-term loan	(167)	(166)
Net cash used in financing activities	(86)	(219)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22	208

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	15,625	11,040

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	15,620	17,598
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	31,245	28,638

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	54	212
Unpaid offering costs	-	666

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
 (Unaudited, U.S. dollars in thousands)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,	March 31,
	2018	2019
Gross profit	14,668	18,416
Plus:
Share-based compensation	111	235
Non-GAAP gross profit	14,779	18,651

Reconciliation of Operating loss to Non-GAAP Operating Income (loss):

	Three Months Ended
	March 31,	March 31,
	2018	2019
Operating loss	(246)	(4,275)
Plus:
Share-based compensation	422	1,092
Non-GAAP Operating income (loss)	176	(3,183)

Reconciliation of Net loss to Non-GAAP Net loss:

	Three Months Ended
	March 31,	March 31,
	2018	2019
Net loss	(726)	(4,448)
Plus:
Share-based compensation	422	1,092
Non-GAAP net loss	(304)	(3,356)

Non-GAAP net income per share
Basic and diluted	(0.04)	(0.41)

Weighted average number of shares	7,997,832	8,281,662